Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2023

BEIJING, April 19, 2023 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2023, which is the third quarter of New Oriental’s fiscal year 2023.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2023

•	Total net revenues increased by 22.8% year over year to US$754.2 million for the third fiscal quarter of 2023.

•	Operating income increased by 147.1% year over year to US$66.5 million for the third fiscal quarter of 2023.

•	Net income attributable to New Oriental increased by 166.7% year over year to US$81.6 million for the third fiscal quarter of 2023.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2023	3Q FY2022	% of change
Net revenues	754,153	614,091	22.8%
Operating income/ (loss)	66,491	(141,194)	147.1%
Non-GAAP operating income/ (loss) (2)(3)	87,895	(111,232)	179.0%
Net income/ (loss) attributable to New Oriental	81,648	(122,439)	166.7%
Non-GAAP net income/ (loss) attributable to New Oriental (2)(3)	95,362	(95,503)	199.9%
Net income/ (loss) per ADS attributable to New Oriental - basic	0.49	(0.72)	167.8%
Net income/ (loss) per ADS attributable to New Oriental - diluted	0.48	(0.72)	166.5%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental - basic (2)(3)(4)	0.57	(0.56)	201.5%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental - diluted (2)(3)(4)	0.56	(0.56)	199.7%

(in thousands US$, except per ADS(1) data)	9M FY2023	9M FY2022	% of change
Net revenues	2,137,189	2,581,223	-17.2%
Operating income/ (loss)	141,992	(876,864)	116.2%
Non-GAAP operating income/ (loss) (2)(3)	201,242	(772,680)	126.0%
Net income/ (loss) attributable to New Oriental	148,382	(998,419)	114.9%
Non-GAAP net income/ (loss) attributable to New Oriental (2)(3)	196,818	(885,899)	122.2%
Net income/ (loss) per ADS attributable to New Oriental - basic	0.88	(5.89)	114.9%
Net income/ (loss) per ADS attributable to New Oriental - diluted	0.86	(5.89)	114.6%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental - basic (2)(3)(4)	1.17	(5.22)	122.3%
Non-GAAP net income/ (loss) per ADS attributable to New Oriental - diluted (2)(3)(4)	1.14	(5.22)	121.9%

(1)

Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income / (loss) attributable to New Oriental, operating income / (loss) and net income / (loss) per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income / (loss) per ADS attributable to New Oriental is computed using Non-GAAP net income / (loss) attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2023

•

The total number of schools and learning centers was 712 as of February 28, 2023, an increase of 4 compared to 708 as of November 30, 2022, and a decrease of 135 compared to 847 as of February 28, 2022, respectively. The total number of schools was 91 as of February 28, 2023.

Michael Yu, New Oriental’s Executive Chairman, commented, “In the third fiscal quarter, we continued to make solid progress in all key business lines given a favorable environment of recovery as the pandemic subsides. Our overseas test preparation and overseas study consulting businesses increased by approximately 13% and 5% year-over-year, respectively. Simultaneously, our educational new business initiatives have sustained a strong momentum and generated meaningful profit in this fiscal quarter. As of February 28, 2023, our non-academic tutoring courses were offered in over 60 cities, with 218,000 student enrollments in this fiscal quarter, while the intelligent learning system and devices were adopted in around 60 cities, with 108,000 active paid users in this fiscal quarter. We are confident that these new businesses have a huge market potential, and we will leverage our brand advantage and rich educational resources to capture these new market opportunities.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “By the end of this fiscal quarter, the total number of schools and learning centers remained at 712. At the same time, our continued investment in maintaining the online-merge-offline teaching system has not only supported our high quality services amid the pandemic, but also helped us enhance operational efficiency as businesses gradually recover. East Buy(东方甄选) has made significant progress in its private label products and livestreaming e-commerce business, and has achieved breakthroughs in our business operations and financial performance. While East Buy has become a well-known platform for promoting healthy, top-quality and cost-effective products to the public, it continues to expand its product selection and SKUs through proactive cooperation with third parties, coupled with increased variety of our private label products. By focusing on improving product capabilities and developing diverse cultural content, East Buy has yielded millions of revenues and a loyal customer base in the first three quarters of this fiscal year. During the quarter, East Buy continued to devote substantial resources to invest in improving products, services and content.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “We are pleased to deliver continued improvement in profitability in this quarter. Our GAAP operating margin and Non-GAAP operating margin for the quarter were 8.8% and 11.7% respectively. GAAP net margin and non-GAAP net margin for the quarter were 10.8% and 12.6% respectively. We recorded a positive operating cash flow of US$190.5 million and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.3 billion. We are determined in pursuing profitable growth for all business lines and maintaining a healthy growth with improving operational efficiency and service quality. We are confident in creating sustainable value for our customers and shareholders in the long term.”

Share Repurchase

On July 26, 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. As of April 18, 2023, the Company repurchased an aggregate of approximately 5.1 million ADSs for approximately US$157.6 million from the open market under the share repurchase program.

Financial Results for the Third Fiscal Quarter Ended February 28, 2023

Net Revenues

For the third fiscal quarter of 2023, New Oriental reported net revenues of US$754.2 million, representing a 22.8% increase year over year. The growth was mainly driven by the increase in revenues from our educational new business initiatives and East Buy private label products and livestreaming e-commerce business.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$687.7 million, representing a 9.0% decrease year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$666.3 million, representing an 8.1% decrease year over year. The decrease was primarily due to the reduction of facilities and number of staff as a result of the downsizing in fiscal year 2022.

•	Cost of revenues decreased by 0.9% year over year to US$369.6 million.

•	Selling and marketing expenses increased by 9.5% year over year to US$102.6 million.

•

General and administrative expenses for the quarter decreased by 25.4% year over year to US$215.5 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$194.5 million, representing a 25.1% decrease year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 28.6% to US$21.4 million in the third fiscal quarter of 2023.

Operating Income and Operating Margin

Operating income was US$66.5 million, representing a 147.1% increase year over year. Non-GAAP income from operations for the quarter was US$87.9 million, representing a 179.0% increase year over year.

Operating margin for the quarter was 8.8%, compared to negative 23.0% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 11.7%, compared to negative 18.1% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$81.6 million, representing a 166.7% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.49 and US$0.48, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$95.4 million, representing a 199.9% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.57 and US$0.56, respectively.

Cash Flow

Net operating cash inflow for the third fiscal quarter of 2023 was approximately US$190.5 million and capital expenditures for the quarter were US$49.2 million.

Balance Sheet

As of February 28, 2023, New Oriental had cash and cash equivalents of US$1,329.5 million. In addition, the Company had US$1,413.5 million in term deposits and US$1,568.1 million in short-term investments.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2023 was US$1,163.2 million, an increase of 19.8% as compared to US$971.3 million at the end of the third quarter of fiscal year 2022.

Financial Results for the Nine Months Ended February 28, 2023

For the first nine months of fiscal year 2023, New Oriental reported net revenues of US$2,137.2 million, representing a 17.2% decrease year over year.

Operating income for the first nine months of fiscal year 2023 was US$142.0 million, compared to a loss of US$876.9 million in the same period of the prior fiscal year. Non-GAAP operating income for the first nine months of fiscal year 2023 was US$201.2 million, compared to a loss of US$772.7 million in the same period of the prior fiscal year.

Operating margin for the first nine months of fiscal year 2023 was 6.6%, compared to negative 34.0% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2023, was 9.4%, compared to negative 29.9% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2023 was US$148.4 million, compared to a loss of US$998.4 million in the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2023 amounted to US$0.88 and US$0.86, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2023 was US$196.8 million, compared to a loss of US$885.9 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2023 amounted to US$1.17 and US$1.14, respectively.

Koolearn’s Change of Company Name, Short Stock Name and Company Logo

Koolearn Technology Holding Limited, a subsidiary of New Oriental, has announced the passing of the special resolution at the Extraordinary General Meeting held on January 31, 2023, approving the change of company name from “Koolearn Technology Holding Limited” (“新東方在綫科技控股有限公司”) to “East Buy Holding Limited” (“東方甄選控股有限公司”). The changes of company name, short stock name and company logo will not affect the rights of shareholders or East Buy Holding Limited’s operations and financial position.

Outlook for the Fourth Quarter of the Fiscal Year 2023

New Oriental expects total net revenues in the fourth quarter of the fiscal year 2023 (March 1, 2023 to May 31, 2023) to be in the range of US$801.8 million to US$822.7 million, representing year-over-year increase in the range of 53% to 57%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 19, 2023, U.S. Eastern Time (8 PM on April 19, 2023, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BIc19a4ce7fc9f482bb4e3179d7e2fbdee. It will automatically direct you to the registration page of “New Oriental FY 2023 Q3 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/pvkpyhab first. The replay will be available until April 19, 2024.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, online education and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2023, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant increase in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2023	As of May 31 2022
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,329,453	1,148,637
Restricted cash, current	70,373	—
Term deposits	1,413,541	1,140,066
Short-term investments	1,568,065	1,902,254
Accounts receivable, net	28,850	16,430
Inventory, net	62,733	27,925
Prepaid expenses and other current assets, net	219,193	215,402
Amounts due from related parties, current	8,589	23,245

Total current assets	4,700,797	4,473,959

Restricted cash, non-current	31,175	45,890
Property and equipment, net	371,397	402,690
Land use rights, net	3,427	3,627
Amounts due from related parties, non-current	1,805	3,365
Long-term deposits	26,307	33,409
Intangible assets, net	27,534	2,800
Goodwill, net	107,717	70,803
Long-term investments, net	429,225	437,919
Deferred tax assets, non-current, net	31,531	20,038
Right-of-use assets	414,941	531,102
Other non-current assets	18,441	9,064

Total assets	6,164,297	6,034,666

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	89,534	22,289
Accrued expenses and other current liabilities	447,201	510,264
Income taxes payable	101,327	75,650
Amounts due to related parties	524	226
Deferred revenue	1,163,165	933,062
Operating lease liability, current	152,563	168,623

Total current liabilities	1,954,314	1,710,114

Deferred tax liabilities, non-current	18,918	19,240
Unsecured senior notes	14,853	65,394
Operating lease liabilities, non-current	299,633	446,394

Total long-term liabilities	333,404	531,028

Total liabilities	2,287,718	2,241,142

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,725,495	3,705,506
Non-controlling interests	151,084	88,018

Total equity	3,876,579	3,793,524

Total liabilities and equity	6,164,297	6,034,666

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2023	2022
	(Unaudited) USD	(Unaudited) USD
Net revenues	754,153	614,091

Operating cost and expenses (note 1)
Cost of revenues	369,560	372,747
Selling and marketing	102,631	93,706
General and administrative	215,471	288,832

Total operating cost and expenses	687,662	755,285

Operating income/(loss)	66,491	(141,194)

Gain from fair value change of investments	6,752	1,072
Other income, net	29,778	35,702
Provision for income taxes	(19,339)	(16,863)
Gain/(Loss) from equity method investments	10,598	(4,366)

Net income/(loss)	94,280	(125,649)

Add: Net (gain)/loss attributable to non-controlling interests	(12,632)	3,210

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.’s shareholders	81,648	(122,439)

Net income/(loss) per share attributable to New Oriental-Basic (note 2)	0.05	(0.07)
Net income/(loss) per share attributable to New Oriental-Diluted (note 2)	0.05	(0.07)
Net income/(loss) per ADS attributable to New Oriental-Basic (note 2)	0.49	(0.72)
Net income/(loss) per ADS attributable to New Oriental-Diluted (note 2)	0.48	(0.72)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	215,471	288,832
Less: Share-based compensation expenses in general and administrative expenses	21,003	29,222

Non-GAAP general and administrative expenses	194,468	259,610

Total operating cost and expenses	687,662	755,285
Less: Share-based compensation expenses	21,404	29,962

Non-GAAP operating cost and expenses	666,258	725,323

Operating income/(loss)	66,491	(141,194)
Add: Share-based compensation expenses	21,404	29,962

Non-GAAP operating income/(loss)	87,895	(111,232)

Operating margin	8.8%	-23.0%
Non-GAAP operating margin	11.7%	-18.1%
Net income/(loss) attributable to New Oriental	81,648	(122,439)
Add: Share-based compensation expenses	20,466	28,008
Less: Gain from fair value change of investments	6,752	1,072

Non-GAAP net income/(loss) attributable to New Oriental	95,362	(95,503)

Net income/(loss) per ADS attributable to New Oriental- Basic (note 2)	0.49	(0.72)
Net income/(loss) per ADS attributable to New Oriental- Diluted (note 2)	0.48	(0.72)
Non-GAAP net income/(loss) per ADS attributable to New Oriental - Basic (note 2)	0.57	(0.56)
Non-GAAP net income/(loss) per ADS attributable to New Oriental - Diluted (note 2)	0.56	(0.56)
Weighted average shares used in calculating basic net income/(loss) per ADS (note 2)	1,669,887,093	1,696,966,183
Weighted average shares used in calculating diluted net income/(loss) per ADS (note 2)	1,681,414,233	1,696,966,183
Non-GAAP net income/(loss) per share - basic	0.06	(0.06)
Non-GAAP net income/(loss) per share - diluted	0.06	(0.06)

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended February 28
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	48
Selling and marketing	401	692
General and administrative	21,003	29,222

Total	21,404	29,962

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended February 28
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by/ (used in) operating activities	190,482	(234,965)
Net cash provided by investing activities	147,149	753,586
Net cash used in financing activities	(52,594)	(66,727)
Effect of exchange rate changes	23,140	9,218
Net change in cash, cash equivalents and restricted cash	308,177	461,112
Cash, cash equivalents and restricted cash at beginning of period	1,122,824	1,050,130
Cash, cash equivalents and restricted cash at end of period	1,431,001	1,511,242

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	2,137,189	2,581,223

Operating costs and expenses (note 1):
Cost of revenues	1,017,823	1,506,464
Selling and marketing	296,900	371,109
General and administrative	680,474	1,580,514

Total operating costs and expenses	1,995,197	3,458,087

Operating income/(loss)	141,992	(876,864)

Gain/(Loss) from fair value change of investments	6,705	(13,251)
Other income, net	87,996	33,344
Provision for income taxes	(46,624)	(130,694)
Gain/(Loss) from equity method investments	5,378	(46,144)

Net income/(loss)	195,447	(1,033,609)

Add: Net (gain)/loss attributable to non-controlling interests	(47,065)	35,190

Net income/(loss) attributable to New Oriental Education & Technology Group Inc.	148,382	(998,419)

Net income/(loss) per share attributable to New Oriental-Basic (note 2)	0.09	(0.59)
Net income/(loss) per share attributable to New Oriental-Diluted (note 2)	0.09	(0.59)
Net income/(loss) per ADS attributable to New Oriental-Basic (note 2)	0.88	(5.89)
Net income/(loss) per ADS attributable to New Oriental-Diluted (note 2)	0.86	(5.89)

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	680,474	1,580,514
Less: Share-based compensation expenses in general and administrative expenses	57,702	106,698

Non-GAAP general and administrative expenses	622,772	1,473,816

Total operating costs and expenses	1,995,197	3,458,087
Less: Share-based compensation expenses	59,250	104,184

Non-GAAP operating costs and expenses	1,935,947	3,353,903

Operating income/(loss)	141,992	(876,864)
Add: Share-based compensation expenses	59,250	104,184

Non-GAAP operating income/(loss)	201,242	(772,680)

Operating margin	6.6%	-34.0%
Non-GAAP operating margin	9.4%	-29.9%
Net income/(loss) attributable to New Oriental	148,382	(998,419)
Add: Share-based compensation expenses	55,141	99,269
Less: Gain/(Loss) from fair value change of investments	6,705	(13,251)

Non-GAAP net income/(loss) attributable to New Oriental	196,818	(885,899)

Net income/(loss) per ADS attributable to New Oriental- Basic (note 2)	0.88	(5.89)
Net income/(loss) per ADS attributable to New Oriental- Diluted (note 2)	0.86	(5.89)
Non-GAAP net income/(loss) per ADS attributable to New Oriental - Basic (note 2)	1.17	(5.22)
Non-GAAP net income/(loss) per ADS attributable to New Oriental - Diluted (note 2)	1.14	(5.22)
Weighted average shares used in calculating basic net income/(loss) per ADS (note 2)	1,686,758,402	1,696,234,912
Weighted average shares used in calculating diluted net income/(loss) per ADS (note 2)	1,691,361,202	1,696,234,912
Non-GAAP net income/(loss) per share - basic	0.12	(0.52)
Non-GAAP net income/(loss) per share - diluted	0.11	(0.52)

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	6	(157)
Selling and marketing	1,542	(2,357)
General and administrative	57,702	106,698

Total	59,250	104,184

Note 2: Each ADS represents ten common shares. For the three and nine months ended February 28, 2022, the weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended February 28
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by/ (used in) operating activities	549,399	(1,309,800)
Net cash (used in )/ provided by investing activities	(102,350)	1,406,960
Net cash used in financing activities	(170,345)	(179,986)
Effect of exchange rate changes	(40,230)	(38,059)
Net change in cash, cash equivalents and restricted cash	236,474	(120,885)
Cash, cash equivalents and restricted cash at beginning of period	1,194,527	1,632,127
Cash, cash equivalents and restricted cash at end of period	1,431,001	1,511,242